15027786

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2014 (MM/DD/YY) AND ENDING September 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Fisher Edwards Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 South Figueroa Street, Suite 2100
(No. and Street)

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon M. Kmett — (213) 612-0220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes, Inc.
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption . See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Jon M. Kmett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Fisher Edwards Inc, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached loose notarial certificate

[signature]
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Filed concurrently and included in the Public Report as a separate document.)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (~~or affirmed~~) before me on this 27th day of November, 20 15,
by *Date* *Month* *Year*
(1) Jon M. Kmett
(and (2) ______),
Name(~~s~~) of Signer(~~s~~)

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Signature [signature]
Signature of Notary Public

TERI M. MCCASLAND
Commission # 2085529
Notary Public - California
Los Angeles County
My Comm. Expires Nov 7, 2018

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report **Document Date:** ______

Number of Pages: 2 **Signer(s) Other Than Named Above:** ______

STERN FISHER EDWARDS INC
(SEC FILE NO. 8-22274)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED SEPTEMBER 30, 2015
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM AND
ACCOMPANYING EXEMPTION REPORT
UNDER SEC RULE 17a-5

CONTENTS

WINDES
AUDIT | TAX | ADVISORY

www.windes.com

111 West Ocean Blvd.
Twenty-Second Floor
Long Beach, CA 90802
562.435.1191

18201 Von Karman Ave.
Suite 1060
Irvine, CA 92612
949.271.2600

601 South Figueroa St.
Suite 4950
Los Angeles, CA 90017
213.239.9745

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Stern Fisher Edwards Inc

We have audited the accompanying statement of financial condition of Stern Fisher Edwards Inc (a California corporation and the Company) as of September 30, 2015 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Stern Fisher Edwards Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stern Fisher Edwards Inc's as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1; and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Stern Fisher Edwards Inc's financial statements. The supplemental information is the responsibility of Stern Fisher Edwards Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Windes, Inc.

Long Beach, California
November 25, 2015

STERN FISHER EDWARDS INC

STATEMENT OF FINANCIAL CONDITION
September 30, 2015

ASSETS

Assets		
Cash and cash equivalents	$	235,493
Deposit with clearing broker		50,000
Other assets		1,428
Investments		15,999
Total Assets	$	302,920

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	132,636
Loan payable to related party (Note 5)		3,000
		135,636
Commitments and Contingencies (Notes 3 & 9)		
Stockholders' Equity		
Common stock, no par value, 100,000 shares authorized, 5,873 shares issued and outstanding		89,214
Retained earnings		78,070
Total Stockholders' Equity		167,284
Total Liabilities and Stockholders' Equity	$	302,920

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF INCOME
For the Year Ended September 30, 2015

Revenues		
Commissions	$	249,420
Interest and other		100,030
		349,450
Expenses		
Management fee		110,000
General and administrative		55,675
Floor brokerage and clearing charges		155,293
Communication		17,029
Interest expense		5,447
		343,444
Net Income Before Income Taxes		6,006
Provision For Income Taxes (Note 6)		2,401
Net Income	$	3,605

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended September 30, 2015

	Common Stock		Retained Earnings	Stockholders' Equity
	Shares	Amount		
Balance, October 1, 2014	6,145	$ 142,558	$ 76,121	$ 218,679
Redemption of common stock	(272)	(53,344)	(1,656)	(55,000)
Net income			3,605	3,605
Balance, September 30, 2015	5,873	$ 89,214	$ 78,070	$ 167,284

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended September 30, 2015

Subordinated borrowings at October 1, 2014	$ 450,000
Decreases:	
Repayment of subordinated loan	(450,000)
Subordinated borrowings at September 30, 2015	$ -

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2015

Cash Flows from Operating Activities:	
Net Income	$ 3,605
Adjustments to reconcile net income to net cash from operating activities:	
Unrealized gain on investments	(3,273)
Realized gain on sale of investments	(17,917)
Deferred income taxes	1,109
Changes in operating assets and liabilities:	
Commissions receivable	4,918
Other assets	(1,428)
Accounts payable and accrued expenses	(3,754)
Net cash used by operating activities	(16,740)
Cash Flows from Investing Activities:	
Proceeds from sale of investments	118,667
Net cash provided by investing activities	118,667
Cash Flows from Financing Activities:	
Repayment of subordinated loan payable	(450,000)
Payments on loan payable	(2,000)
Redemption of common stock	(50,000)
Net cash used by financing activities	(502,000)
Net (Decrease) in Cash and Cash Equivalents	(400,073)
Cash and Cash Equivalents - Beginning of Year	635,566
Cash and Cash Equivalents - End of Year	$ 235,493

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest	$ 5,447
Income taxes	$ 2,720

Non-cash transactions:

The company issued a $5,000 loan payable in exchange for the redemption of 222 shares of common stock.

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

NOTES TO THE FINANCIAL STATEMENTS
September 30, 2015

NOTE 1 – Organization and Nature of Business

Stern Fisher Edwards Inc (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company engages in the sale of equity and debt securities. The Company has been instructed by its Board of Directors to wind down the broker-dealer business and file a withdrawal notice with the SEC. This process was started during the year ended September 30, 2015, and is expected to be completed in the second quarter of 2016.

NOTE 2 – Significant Accounting Policies

Securities Transactions

All securities transactions are executed and cleared by National Financial Services on a fully disclosed basis. Securities transactions and related commission revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording these transactions at settlement date rather than trade date is not significant. Investments are valued at fair market value as determined by quoted market prices.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments purchased with an original maturity of three months or less are considered by the Company to be cash and cash equivalents.

Fair Value Measurements

The Company follows the guidance for fair value measurements of financial and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements

NOTE 2 – Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The Company's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The Company's financial assets carried at fair value on a recurring basis consist of common stocks included in investments whose fair values are measured using quoted market prices multiplied by the quantity held.

Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax returns consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, and differences in timing of investment gains and losses. Deferred income taxes of $3,059 are reported in the accounts payable and accrued expenses line item on the accompanying statement of financial condition.

NOTE 2 – Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company recognizes the tax benefits from uncertain income tax positions taken or expected to be taken in a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs. The Company had no material adjustments to its liabilities for unrecognized income taxes for uncertain income tax positions and believes their estimates are appropriate based on current facts and circumstances.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are three and four years for federal and state tax filings, respectively. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered.

Subsequent Events

The Company has evaluated subsequent events through November 25, 2015, the date the financial statements were available to be issued.

NOTE 3 – Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a $50,000 good faith deposit. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk through reviewing, as necessary, the credit standing of each counterparty.

NOTE 4 – Fair Value Hierarchy

As discussed in Note 2, the Company follows the guidance for fair value measurements of financial and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets that are measured at fair value on a recurring basis at September 30, 2015:

	September 30,	Fair Value Measurements at Reporting Date Using		
	2015	Level 1	Level 2	Level 3
Investments:				
Common stocks	$ 15,999	$ 15,999		
Total	$ 15,999	$ 15,999	None	None

NOTE 5 – Related-Party Transactions

The stockholders of the Company have common ownership of an affiliated company, SFE Investment Counsel Inc. (SFEIC), which performs investment advisory services. Under the terms of a management service agreement, the Company pays a monthly management fee to SFEIC for general and administrative expenses, which include payroll, rent and other operating and overhead expenses. During the year ended September 30, 2015, the management fee expense incurred under the management service agreement totaled $110,000. The agreement is cancellable by either party with thirty days written notice. At September 30, 2015, the amount owed by the Company to SFEIC totaled $100,556, which is reported in the accounts payable and accrued expenses line item on the accompanying statement of financial condition.

On November 28, 2014, the Company paid in full a subordinated loan due to a shareholder in the amount of $450,000, plus accrued interest. Additionally, during the year ended September 30, 2015, the Company redeemed a total of 272 shares of common stock from the same shareholder in the amount of $55,000. This redemption was funded by cash of $50,000 and a loan from the shareholder in the amount of $5,000. The loan principal is payable in monthly installments of $500, without interest. As of September 30, 2015, the balance due on the loan is $3,000.

NOTE 6 – Income Taxes

The provision for income taxes consists of the following:

Current:	
Federal	$ 492
State	800
	1,292
Deferred	1,109
Total	$ 2,401

NOTE 6 – Income Taxes (Continued)

The reported income tax expense differs from the expected statutory rates due to dividend deductions utilized on the federal return and a minimum state franchise tax.

NOTE 7 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2015, under the most restrictive requirement, the Company had net capital of $159,534, which was $109,534 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 3.95 to 1.

NOTE 8 – Reserve Requirements

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers per SEC Rule 15c3-3.

NOTE 9 – Commitments and Contingencies

Off-Balance-Sheet and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do

NOTE 9 – Commitments and Contingencies (Continued)

Off-Balance-Sheet and Concentration of Credit Risk (Continued)

not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Leases

The Company has a lease agreement for its office facilities under which it is a joint tenant with SFEIC, an affiliated company. Under the terms of the management service agreement discussed in Note 5, SFEIC pays the monthly lease expense for the office facility, as well as other various equipment leases which were entered into by the Company. The Company's portion of lease expense is included in the management fee paid to SFEIC. The following are future minimum commitments of noncancelable operating leases under which the Company would be obligated should SFEIC not perform under the management service agreement:

Years Ending September 30,	
2016	$ 213,234

Total lease expense for the year ended September 30, 2015, was $15,155. This amount is included in the management fee on the statement of income.

Legal Proceedings

The Company is involved in litigation arising from transactions involving a previously affiliated entity where the Company and SFEIC are named as defendants. The affiliated limited liability company was registered with the Securities and Exchange Commission as an investment advisor that was a subtenant of the Company also receiving payroll and administrative services. The Company feels this action is frivolous and does not expect an adverse ruling. No accrual has been made as of September 30, 2015, to provide for any potential losses regarding this litigation as currently the Company cannot estimate any such losses. Management, after consultation with legal counsel, currently believes that the outcome will not have a material effect on the Company's results of operations, financial condition or liquidity.

STERN FISHER EDWARDS INC

SUPPLEMENTARY INFORMATION

SCHEDULE I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2015

Net Capital		
Total stockholders' equity from statement of financial condition	$	167,284
Deductions and/or Charges		
Non-allowable assets from statement of financial condition		
Other assets		1,428
Net Capital Before Haircuts on Securities Positions		165,856
Haircuts on Securities Positions, money market fund and other securities		6,321
Net Capital		159,535
Minimum Net Capital Required (the Greater of 6-2/3% of Aggregate Indebtedness or $50,000)		50,000
Excess Net Capital	$	109,535
Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required	$	96,471
Aggregate Indebtedness Included in Statement of Financial Condition	$	135,636
Additions		
Items not included in statement of financial condition		
Other unrecorded amounts from litigation contingency		495,000
Aggregate Indebtedness	$	630,636
Ratio of Aggregate Indebtedness to Net Capital		3.95
Ratio of Debt to Debt-Equity in Accordance with Rule 15c-3-1(d)		0.00

Note: A reconciliation of the above computation to the Company's corresponding unaudited Form X-17A-5, Part II, is not required, as no material differences exist.

STERN FISHER EDWARDS INC

SUPPLEMENTARY INFORMATION

SCHEDULE II
September 30, 2015

1. Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of SEC Rule 15c3-3 Section (k)(2)(ii)

2. Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of SEC Rule 15c3-3 Section (k)(2)(ii)

WINDES
AUDIT | TAX | ADVISORY

www.windes.com

111 West Ocean Blvd.
Twenty-Second Floor
Long Beach, CA 90802
562.435.1191

18201 Von Karman Ave.
Suite 1060
Irvine, CA 92612
949.271.2600

601 South Figueroa St.
Suite 4950
Los Angeles, CA 90017
213.239.9745

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Stern Fisher Edwards Inc

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Stern Fisher Edwards Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stern Fisher Edwards Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(ii) (the "exemption provisions") and (2) Stern Fisher Edwards Inc stated that Stern Fisher Edwards Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Stern Fisher Edwards Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stern Fisher Edwards Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Windes, Inc.

Long Beach, California
November 25, 2015

STERN FISHER EDWARDS INC

EXEMPTION REPORT REQUIRED BY SEC RULE 17a-5
For the Year Ended September 30, 2015

Stern Fisher Edwards Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(ii).

STERN FISHER EDWARDS INC

I, Jon M. Kmett, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jon M. Kmett

Title: President

October 30, 2015

SFE INVESTMENT COUNSEL

Stern Fisher Edwards Inc

November 27, 2015

RECEIVED
SEC MAIL PROCESSING
DEC 07 2015
WASH, D.C.
189 SECTION

U.S. Securities and Exchange Commission
Headquarters
100 F Street, NE
Washington, DC 20549

Enclosed please find:

- Our audited annual financial statements and supplemental schedules for the year ended September 30, 2015, independent auditors' report and exemption report.

Sincerely yours,

Jon M. Kmett
President

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Enclosures